UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-04978

CUSIP NUMBER 834256208

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: MAY 31, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:__________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________

PART I -- REGISTRANT INFORMATION

Solitron Devices, Inc.
Full Name of Registrant

Former Name if Applicable

901 Sansburys Way
Address of Principal Executive Office (Street and Number)

West Palm Beach, Florida 33411
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Solitron Devices, Inc. (the “Company”) previously planned to file its Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2022 (the “Quarterly Report”) by July 15, 2022.

The Company is unable to timely file its Quarterly Report by the July 15, 2022 deadline due to (i) the delay in completing the Form 10-K for the year ended February 28, 2022 which was filed with the SEC on July 14, 2022, and (ii) the manual nature of the Company’s data and documentation.

As a result, the Company is unable to file its Quarterly Report in a timely manner without unreasonable effort or expense. The Company continues to work with the goal of filing the Quarterly Report within the five day extension period provided by Securities Exchange Act Rule 12b-25.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

TIM ERIKSEN	(561)	848-4311
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes     ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Preliminary unaudited net sales for the first quarter of fiscal 2023 were approximately $2.13 million versus $3.61 million in the first quarter of fiscal 2022. Bookings for the first quarter of fiscal 2023 were approximately $3.00 million versus $2.03 million in the first quarter of fiscal 2022. Other income for the first quarter of fiscal 2023 due primarily to scrap income was approximately $550,000 versus $77,000 for the first quarter of fiscal 2022. Cash and securities were approximately $5.1 million as of the end of the first quarter of fiscal 2023 versus $3.3 million as of the end of the first quarter of fiscal 2022.

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SOLITRON DEVICES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date July 14, 2022	By:	/s/ Tim Eriksen
TIM ERIKSEN
CHIEF EXECUTIVE OFFICER
AND INTERIM CHIEF FINANCIAL OFFICER

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